LIMITED LIABILITY COMPANY AGREEMENT
OF
STAGES FILM LLC

a Texas limited liability company

This **LIMITED LIABILITY COMPANY AGREEMENT** (this "*Agreement*") **OF STAGES FILM LLC**, a Texas limited liability company (the "*Company*"), dated as of January 31, 2020 (the "*Effective Date*"), is adopted by the Members (as defined herein) and the Company. Unless otherwise noted, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

ARTICLE I
ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is Stages Film LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 2823 East Martin Luther King Jr. Boulevard, Austin, TX 78702, or such other location as the Members may determine from time to time.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Texas shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Members may designate from time to time in the manner provided by the BOC and Applicable Law.

Section 1.04   Purpose; Powers. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the BOC and to engage in any and all activities necessary or incidental thereto.

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Texas Secretary of State and shall continue in existence perpetually until the Company is terminated in accordance with the provisions of this Agreement or as provided by Applicable Law.

Section 1.06   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venture of any other Member, for any purposes other than federal or state Tax purposes, and this Agreement may not be construed to suggest otherwise.

ARTICLE II
MEMBERS

Section 2.01   Members. The name, mailing address, and Membership Interest of each Member are set out in Schedule I attached hereto (the "*Members Schedule*"). The Members shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "*Capital Contributions*") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, unless agreed to in writing by the contributing Member.

(b)   The Company shall establish and maintain for each Member a separate capital account (each, a "*Capital Account*") on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulations Section 1.704-1(b). The Capital Accounts shall be adjusted by the Members upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Membership Interest.

(c)   No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

(d)   If any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 2.03 Admission of Additional Members.

(a)   Additional Members may be admitted from time to time following compliance with the provisions of Section 2.03(b) and, in connection with (i) the issuance of Membership Interests by the Company, or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VI.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Membership Interests or otherwise, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder

Agreement attached as <u>Exhibit A</u> (a "***Joinder Agreement***") and, if such Person is a natural person who has a Spouse, an executed written undertaking substantially in the form of the Spousal Consent attached as <u>Exhibit B</u> (a "***Spousal Consent***"). Upon the amendment of the Members Schedule and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interest, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and, in the case of an issuance, thereupon shall be issued his, her, or its Membership Interest.

Section 2.04 Withdrawal; Expulsion; Death of Member.

(a)   A Member may withdraw from the Company with sixty (60) days' notice to the Company and such withdrawing Member shall no longer be a Member and shall be deemed an Assignee for all purposes, with no right to any payment or distribution as a result of the withdrawal, including a withdrawal distribution under Section 101.205 of the BOC.

(b)   No Member may be expelled from the Company.

(c)   The death of any Member shall not cause the winding up of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members. Upon the death of the last remaining Member, the Membership Interest owned by such deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries (as applicable) as Assignees, and the Company shall be wound up unless, within ninety (90) days following such Member's death, the legal representative or other successor of such deceased Member agrees to (i) continue the Company and (ii) become a Member or designate another Person who agrees to become a Member, with such membership in both cases effective as of such deceased Member's death.

Section 2.05   Certification of Membership Interests. The Company will not issue any certificates to evidence ownership of the Membership Interests.

Section 2.06   Meetings.

(a)   Meetings of the Members may be called by a Member or group of Members holding more than fifty percent (50%) of the Membership Interests.

(b)   Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of Texas, as the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can talk to and hear each other, and participation in a meeting by these means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member must vote in person and is not permitted to vote by proxy.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence, in person, of the Members holding a majority of the Membership Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 2.07 and any other provision of this Agreement or the BOC (to the extent this Agreement is silent) requiring a different vote, consent, or approval of the Members, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section 2.07   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. The Company shall maintain a record of each such action taken by written consent of a Member or Members.

ARTICLE III
MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, the business, property, and affairs of the Company shall be managed by the Members. Any action taken by the Members shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Members as set forth in this Agreement. The Members shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement.

Section 3.02   Officers. The Members may appoint one or more individuals as officers of the Company (the "*Officers*") as the Members deem necessary or desirable to carry on the business of the Company and may delegate to the Officers such power and authority as the Members deem advisable. An Officer is not required to be a Member of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold his or her office until his or her successor is designated by the Members or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Members. Any Officer may be removed by the Members at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Members. The initial Officers of the Company are set forth below. Each of the initial Officers shall serve until his resignation or removal or until his successor has been duly elected and qualified and shall have the power to (i) act for and on behalf of the Company in the transaction of the business of the Company, (ii) manage the properties and business of the Company, (iii) to hire and discharge all agents, employees and servants, and (iii) take such steps as may be necessary or desirable in the prosecution of the business and operations for which the Company is organized, subject to the limitations set forth in this Agreement.

| Henry Proegler | President and Treasurer |
| Ryan Booth | Executive Vice President and Secretary |

ARTICLE IV
ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) The Company's profits and losses for each Fiscal Year will be allocated among the Members so as to cause, to the extent possible, the Capital Accounts of the Members to equal the amount such Member would receive if the assets of the Company were liquidated for the value of such assets as reflected in the Members' Capital Accounts and the proceeds thereof (after payment of any liabilities) were distributed to the Members in accordance with Section 9.04(c).

(b) Notwithstanding any other provision of this Agreement, "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d) All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

ARTICLE V
DISTRIBUTIONS

Section 5.01 Distributions.

(a) Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Members holding a majority of the Membership Interests. Such distributions shall be paid to the Members pro rata in accordance with their respective Membership Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 101.206 of the BOC or other Applicable Law.

ARTICLE VI
TRANSFERS AND PURCHASES OF MEMBERSHIP INTERESTS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of all Members of the Membership Interests (excluding the Membership Interest held by the Transferring Member and, if the Transfer is between Members, also excluding the Membership Interest held by the Transferee Member).

(b) Notwithstanding any other provision of this Agreement, each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the BOC;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Membership Interest (in full or part) in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(c), no Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   Except as provided in Section 2.04(c), for the avoidance of doubt, any (i) completed Transfer of a Membership Interest permitted by this Agreement or (ii) Transfer of a Membership Interest between Members that is authorized as required by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Purchase by Member Upon Termination of Marital Relationship.

(a)   If the Marital Relationship of a Member is terminated by the death of the Member's Spouse or by Divorce, and the Member does not succeed to all of the Spouse's interest in the Membership Interest held by the Member at such time (the "***Spouse's Interest***," regardless of whether the interest is characterized as community, quasi-community, marital, nonmarital, or separate property, or as property held as joint tenants or tenants in common), then the Spouse, the Spouse's estate, or, except as set forth in Section 6.02(b), the trustee of any trust to which the Spouse's Interest passes, as the case may be, shall sell to the Member, and the Member shall purchase, the Spouse's Interest for the Purchase Price, by wire transfer of immediately available funds. The buyer and seller shall use their best efforts to mutually agree in good faith on the Purchase Price.

(b)   Any Membership Interest held by a Member as a trustee of a trust as a result of the death of the Member's Spouse or the Member's Divorce from the Spouse shall be treated as owned by the Member for purposes of this Agreement; *provided,* that in the event the Member is no longer trustee of such trust, the Membership Interest held in the trust shall be subject to Section 6.02(a).

7

Section 6.03 Death of Member.

(a) Upon the death of a Member, each surviving Member will have thirty (30) days to give written notice to the executor, administrator, trustee, surviving Spouse, or other legal representative of the deceased Member that the Member elects to purchase all (but not less than all) of the Membership Interest owned by the deceased Member at the time of his or her death (the "*Deceased Member's Interest*") for the Purchase Price. If more than one surviving Member gives notice electing to purchase the Deceased Member's Interest, each of the purchasing Members shall purchase its pro rata share (based on its Membership Interest in the Company) of the Deceased Member's Interest.

(b) If no surviving Member delivers notice as required by Section 6.03(a) electing to purchase the Deceased Member's Interest, then the Company shall purchase the Deceased Member's Interest for the Purchase Price, and the Membership Interests of the surviving Members and any Assignees shall be adjusted pro rata so that the total percentage of all Membership Interests equals 100%.

(c) Except with respect to the death of the last remaining Member, in which case such event shall be subject to Section 2.04(c), the executor, administrator, trustee, surviving Spouse, or other legal representative of the deceased Member shall sell the Deceased Member's Interest for the Purchase Price in accordance with the procedures set forth in this Section 6.03. At the closing of any sale and purchase pursuant to this Section 6.03, the purchaser(s) shall pay for the Deceased Member's Interest by wire transfer of immediately available funds.

(d) For any sale and purchase pursuant to this Section 6.03, the buyer and seller shall use their best efforts to mutually agree in good faith on the Purchase Price.

(e) Until such time that the Deceased Member's Interest is purchased as provided in this Section 6.03, the executor, administrator, trustee, surviving Spouse, or other legal representative of the deceased Member shall be an Assignee of the Deceased Member's Interest.


ARTICLE VII
NO PERSONAL LIABILITY AND INDEMNIFICATION


Section 7.01 No Personal Liability: Members. Except as otherwise provided in the BOC, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 7.02 Indemnification.

(a) To the fullest extent permitted by Chapter 8 of the BOC, including all permissive provisions thereof which shall be considered mandatory for purposes of this Agreement, any Covered Person shall be entitled to indemnification and reimbursement of expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys' fees) (collectively, "*Losses*") whatsoever incurred by the Covered

Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by any Covered Person on behalf of the Company; *provided, however*, that (i) any indemnity under this Section 7.02 shall be provided out of and to the extent of the Company assets only, and neither any Member or any other Person shall have any personal liability therefor; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "***Covered Person***" means (i) each Member; (ii) each Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member.

(d)   The right to indemnification and advancement and payment of expenses provided in this ARTICLE VII shall not be exclusive of any other right which a Member or other Covered Person may have or hereafter acquire by any law (common or statutory), a provision of the Company's governing documents, a vote of disinterested Members, or otherwise, it being the intention of the parties to give Members and Covered Persons the broadest indemnification rights permitted by law and the Company's governing documents.

ARTICLE VIII
ACCOUNTING AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford such Member access during normal business hours to the governing documents, financials, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof at such Member's cost and expense.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. No Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   **Appointment; Resignation.** The Members hereby appoint Henry Proegler as the "partnership representative" as provided in Code Section 6223(a) (the "***Tax Matters Representative***"). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Membership Interests, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, a replacement Tax Matters Representative shall be selected by Members holding a majority of the Membership Interests.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) **US Federal Tax Proceedings.** The Tax Matters Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and to take any actions under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (including an election under Code Section 6226), and the Members shall take such actions reasonably requested by the Tax Matters Representative. To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226: (i) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5); and (ii) the Members shall take such actions as reasonably requested by the Tax Matters Representative, including filing amended tax returns and paying any tax due under Code Section 6225(c)(2)(A) or paying any tax due and providing applicable information to the Internal Revenue Service under Code Section 6225(c)(2)(B).

(d) **Section 754 Election.** The Tax Matters Representative will make an election under Code Section 754 if requested in writing by another Member.

(e) **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Company, the Members will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Company will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

ARTICLE IX
WINDING UP AND TERMINATION

Section 9.01   Events Requiring Winding Up. The Company shall begin to wind up its business and affairs only upon the occurrence of any of the following events:

(a)   An election to terminate the Company made by holders of a majority of the Membership Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company;

(c)   The occurrence of a nonwaivable event under the terms of the BOC which requires the Company to be terminated; or

(d)   The entry of a judicial decree ordering winding up and termination under Section 11.314 of the BOC.

Section 9.02   Effectiveness of Termination. The Company shall begin to wind up its business and affairs as soon as reasonably practicable upon the occurrence of an event described in Section 9.01 (if such event has not been revoked or cancelled), but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Termination shall have been filed as provided in Section 9.05.

Section 9.03   Liquidation.

(a)   If the Company is to be terminated pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the BOC and the provisions of this Article.

(b)   Any Person designated by the Members shall act as liquidator to wind up the Company (the "*Liquidator*") and shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(c)   The Liquidator shall deliver to each known claimant of the Company the notice required by Section 11.052 of the BOC.

Section 9.04 Distribution of Assets. The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by Applicable Law:

(a) *First*, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b) *Second*, to the establishment of and additions to reserves that are determined by the Members holding a majority of the Membership Interests to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(c) *Third*, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company in which the liquidation occurs.

Section 9.05 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the BOC, including filing a certificate of termination (the "*Certificate of Termination*"), and shall take such other actions as may be necessary to terminate the Company.

ARTICLE X
DEFINITIONS

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

"*Affiliate*" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "*control*" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "*controlling*" and "*controlled*" shall have correlative meanings.

"*Agreement*" has the meaning set forth in the Preamble.

"*Applicable Law*" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"*Assignee*" means a Person who receives a Transfer of (or otherwise owns) all or part of a Membership Interest, but who has not been admitted to the Company as a Member (or has ceased to be a Member of the Company), and who is entitled only to those rights specified in Section 101.109(a) of the BOC, with no right to (a) vote; (b) participate in the management and affairs of

12

the Company; or (c) exercise any other Member rights. The Membership Interest of an Assignee shall not be considered in the voting requirements of the Company.

"*BOC*" means the Texas Business Organizations Code and any successor statute, as it may be amended from time to time.

"*Capital Account*" has the meaning set forth in Section 2.02(b).

"*Capital Contributions*" has the meaning set forth in Section 2.02(a).

"*Certificate of Formation*" means the certificate of formation filed with the Texas Secretary of State on or about October 25, 2019, as it may be amended or restated from time to time.

"*Certificate of Termination*" has the meaning set forth in Section 9.05.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the Preamble.

"*Covered Person*" has the meaning set forth in Section 7.02(c).

"*Deceased Member's Interest*" has the meaning set forth in Section 6.03(a).

"*Divorce*" means any legal proceeding to terminate, dissolve, or separate the Marital Relationship of a Member, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of joint, community, or marital property of the Member and his or her Spouse.

"*Effective Date*" has the meaning set forth in the Preamble.

"*Electronic Transmission*" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"*Fiscal Year*" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"*Governmental Authority*" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"*Joinder Agreement*" has the meaning set forth in Section 2.03(b).

"*Initial Member*" means each Person identified on the Members Schedule as of the Effective Date as a Member and who has executed this Agreement or a counterpart thereof.

"*Liquidator*" has the meaning set forth in Section 9.03(b).

"*Losses*" has the meaning set forth in Section 7.02(a).

"*Marital Relationship*" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"*Member*" means each Initial Member and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the BOC, in each case so long as such Person is shown on the Company's books and records as the owner of a Membership Interest, but does not include any Person who ceases to be a Member. The Members shall constitute "members" (as that term is defined in the BOC) of the Company.

"*Membership Interest*" means an interest in the Company owned by a Member, including such Member's rights to (a) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (b) vote, consent, or participate in any Member decisions provided in this Agreement and the BOC; and (c) receive any and all other benefits due to a Member under this Agreement and the BOC; *provided*, that in the case of an Assignee, "Membership Interest" means an interest in the Company with the sole right to receive a distributive share of Company assets and items of Company income, gain, loss, and deduction, and no voting or management rights. The Membership Interest of each Member will be stated as a percentage interest and shall be as set forth on the Members Schedule. The Membership Interests of all Members (and any Assignees) shall equal 100%.

"*Members Schedule*" has the meaning set forth in Section 2.01.

"*Officers*" has the meaning set forth in Section 3.02.

"*Person*" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"*Purchase Price*" means the cash price that a willing buyer having all relevant knowledge would pay a willing seller in an arm's length transaction.

"*Securities Act*" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"*Spousal Consent*" has the meaning set forth in Section 2.03(b).

"*Spouse*" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"*Spouse's Interest*" has the meaning set forth in Section 6.02(a).

"*Tax Matters Representative*" has the meaning set forth in Section 8.03(a).

"*Transfer*" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. "Transfer" when used as a noun shall have a correlative meaning.

"*Transferor*" and "*Transferee*" mean a Person who makes or receives a Transfer, respectively.

"*Treasury Regulations*" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

ARTICLE XI
MISCELLANEOUS

Section 11.01 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Texas, in each case located in the City of Austin and County of Travis. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

      (a)   when delivered by hand;

      (b)   when received by the addressee if sent by a nationally recognized overnight courier;

      (c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

      (d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: Stages Film LLC
2823 East Martin Luther King Jr. Blvd
Austin, TX 78702
Email: herny@hankandbooth.com
Attention: Henry Proegler

If to a Member: To the Member's respective mailing address or email address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Members holding all of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member.

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in <u>ARTICLE VII</u>, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.14 Spousal Consent. Each Member who has a Spouse on the date of this Agreement shall cause such Member's Spouse to execute and deliver to the Company a Spousal Consent, pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Member should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STAGES FILM LLC

By:  _____
Henry Proegler
President

MEMBERS:

 _____
Henry Proegler

 _____
Ryan Booth

EXHIBIT A

FORM OF JOINDER AGREEMENT

_____, [YEAR]

This Joinder Agreement is executed and delivered by the undersigned (the "*Joining Member*") pursuant to the terms of that certain Limited Liability Company Agreement of Stages Film LLC, dated as of January 31, 2020 (the "*LLC Agreement*"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

By the execution of this Joinder Agreement, the Joining Member agrees as follows:

1. Acknowledgment. The Joining Member acknowledges that the Joining Member is acquiring a [●] percent ([●]%) Membership Interest (the "*Joining Member Interest*") subject to the terms and conditions of the LLC Agreement (including the Exhibits thereto) and that it has received a copy of the LLC Agreement and has read the LLC Agreement.

2. Agreement. The Joining Member (a) hereby agrees that the Joining Member Interest acquired by the Joining Member shall be bound by and subject to the terms of the LLC Agreement (including the Exhibits thereto) and (b) hereby joins in, and agrees to be bound by, the LLC Agreement (including the Exhibits thereto) as a Member with the same force and effect as if the Joining Member were originally a party thereto. The Joining Member acknowledges that a copy of the LLC Agreement (including any draft amendments) was made available to it.

3. Notice. Any notice required or permitted by the LLC Agreement shall be given to the Joining Member at the address provided by the Joining Member on the signature page of this Joinder Agreement (or any subsequent address provided through notice in accordance with Section 11.05 of the LLC Agreement).

4. Spousal Joinder. If any Joining Member is resident in a community property jurisdiction, the Company shall have the right as a condition to any transfer to require that the spouse of the Joining Member execute this Joinder Agreement to acknowledge (a) such spouse's acceptance of the terms thereof and to bind such spouse's community interest, if any, in the Joining Member Interests to the terms of the LLC Agreement (including the Exhibits thereto), and (b) that all decisions by the Joining Member with respect to Joining Member Interest shall be binding upon the spouse.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JOINING MEMBER:

_____

[Name]

Notice Address:

[Street Address]

[Apt/Suite]

[City, State, Zip Code]

[Attention:]

SPOUSE (if applicable):

_____

[Name]

EXHIBIT B

FORM OF SPOUSAL CONSENT

The undersigned spouse ("*Spouse*") of [●] (the "*Member*"), who has executed the Limited Liability Company Agreement of Stages Film LLC (the "*Company*") dated as of January 31, 2020 (as amended, supplemented, restated or modified from time to time, the "*LLC Agreement*") (or the counterpart signature page thereto) or Joinder Agreement in the form attached as Exhibit A to the LLC Agreement or other joinder agreement to the LLC Agreement, in each case pursuant to which the Member has agreed to be bound by the terms and provisions of the LLC Agreement, is aware of, understands and consents to the provisions of the LLC Agreement, and its binding effect upon any community property interest or marital settlement awards Spouse may now or hereafter own or receive, and agrees that the termination of Spouse's marital relationship with the Member for any reason shall not have the effect of removing any Membership Interests subject to the LLC Agreement from the coverage thereof. Spouse has reviewed and understands the entire LLC Agreement. The consent being provided by Spouse is fully voluntary and was made without being subject to any pressure, compulsion or duress of any kind. Spouse has had the right to request information from both the Company and the Member and Spouse does not need any additional information that was not provided to make an informed decision.

Capitalized terms that are used but not defined in this Spousal Consent have the meanings set forth in the LLC Agreement.

_____
[Name]

SCHEDULE I

MEMBERS SCHEDULE

Member	Capital Contribution	Membership Interest
Henry Proegler 2823 East Martin Luther King Jr Blvd Austin, TX 78702 henry@hankandbooth.com	$500	50.00%
Ryan Booth 2823 East Martin Luther King Jr Blvd Austin, TX 78702 ryanbooth@gmail.com	$500	50.00%